EXHIBIT 1.01

Perceptron, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2015

This is the Conflict Minerals Report of Perceptron, Inc. (“Perceptron”, “we” or “our”), filed with the United States Securities and Exchange Commission (SEC) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2015 to December 31, 2015.  The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd – Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd – Frank Act).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  “Conflict minerals” are defined as cassiterite, columbite – tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG) for the purposes of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of Congo (DRC) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeal Decision on the Conflict Minerals Rule” issued by Keith F. Higgins, Director, SEC Division of Corporation Finance, we are not required to describe our products as “DRC Conflict Free” or “DRC Conflict Undeterminable.”  We are not required to obtain, and have not obtained, an independent private sector audit of this Conflict Minerals Report.

Company Overview

This report has been prepared by management of Perceptron.  The information includes the activities of all subsidiaries that are required to be consolidated.

The Company was incorporated in Michigan in 1981 and is headquartered in Plymouth, Michigan.  Since our initial public offering in August 1992, our common shares have been listed on the NASDAQ Stock Market (symbol: PRCP) and are presently listed on the NASDAQ Global Market.

During calendar year 2015,  Perceptron developed, produced and sold non-contact measurement and inspection solutions for industrial applications.  These Perceptron products provide solutions for manufacturing process control as well as sensor and software technologies for non-contact measurement, scanning and inspection applications.

For more information about our company please refer to our website at http://www.perceptron.com.  The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

Products Overview

During calendar year 2015,  Perceptron’s products required to be covered in this Conflict Mineral Report were classified in the following categories:

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In Process and Offline Measurement Solutions.  Perceptron develops, manufactures and installs  In Process fixed and robot-mounted laser-based, non-contact dimensional gauging systems used in original equipment manufacturing plants and component supplier plants, In Process laser-based, non-contact systems that guide robots in a variety of automated assembly applications and Offline fixed and robot-mounted laser-based, non-contact dimensional gauging systems used in original equipment manufacturing plants and component supplier plants.

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3D Scanning Products.  Perceptron develops, manufactures, and markets laser-based sensors and software used as the critical sensing component on automotive assembly plant wheel-alignment machines, as the critical component for 3-dimensional scanning on coordinate measurement machines ("CMM") for the reverse engineering and inspection markets and as the critical component for 3-dimensional scanning on portable CMMs for the reverse engineering and inspection markets.

Supply Chain Overview

Our supply chain is complex.  During calendar year 2015, as an assembly manufacturer in the non-contact measurement and inspection industry, we did not make purchases of raw or unrefined conflict minerals and we made no direct purchases in the DRC or adjoining countries.  There are multiple tiers between our company and the mines.  Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in the components which are included in our products.  The methods we used to try to determine the origin of conflict minerals in our products included:

▪soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

▪reviewing responses that we received from our suppliers; and

▪sending reminders to suppliers who did not respond to our requests for information.

Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

We conducted an analysis of our products and found that the above SEC defined “conflicts minerals”, which are tin, tantalum, tungsten, and gold (3TG), can be found in our products and are necessary to the functionality or production of those products.  Therefore, we are subject to the reporting obligations of Rule 13p-1.

We conducted a survey of our active suppliers using a template developed by the EICC and the GeSI known as the Conflict Minerals Reporting Template.  The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use.  In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.  This template has been widely adopted by many companies in their due diligence processes related to conflict minerals.

At the outset of our 2015 RCOI, we elected to survey our known component and outsourced manufacturing supply chain. During the process of our review, we identified 87 suppliers who fell within the scope of our RCOI based on the type of component or part being supplied and the likelihood that the component or part contained a conflict mineral.  We sent the Conflict Minerals Reporting Template to those 87 direct suppliers and received 62 responses.  Nearly all of these responses indicated that the suppliers were unsure of the origin of the conflict minerals that they supplied to us.

Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the conflict minerals, and they may not succeed in determining the origin of all or any such conflict minerals.

Despite having conducted a good faith RCOI and an ongoing due diligence process, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals.  Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the DRC or an adjoining country and are not from recycled or scrap sources.

Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain.

Conflict Minerals Status Analysis and Conflict Status Conclusion

We have concluded that our supply chain remains “DRC conflict undeterminable”.  We reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our sensors and products.

1.	Due Diligence Program

1.1	Due Diligence Process

1.1.1	Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict – Affected and High – Risk Areas and the related supplements for gold and for tin, tantalum and tungsten.  We designed our due diligence process to conform in all material respects with these OECD guidelines.

Our conflict minerals due diligence process includes: establishment of a  cross functional team, third party consultant and communication with suppliers.  We took measures to ensure that the findings of our supply chain risk assessment are reported to designated members of our senior management, including our CEO, CFO, VP of Engineering and VP of Global Operations and Quality.

1.1.2	Record Maintenance

We have established our due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation in a structured electronic database.

1.2	Steps to be Taken to Mitigate Risk and Maturing Due Diligence Program

As we move forward developing our due diligence program, we intend to enhance our supplier communication and improve our due diligence data accuracy in order to mitigate the risk that the necessary conflict minerals contained in our products could benefit armed groups in the DRC or adjoining countries.

2.	Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have contacted the direct suppliers for our products.  Of 87 suppliers that are within the scope of the RCOI, we received 62 responses to our request for information.  Nearly all of these responses indicated that the suppliers were unsure of the origin of the conflict minerals that they supplied to us.   We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us.  Our direct suppliers are similarly reliant upon information provided by their suppliers.

3.	Audit of Supply Chain Due Diligence

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain.  However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict – Free Smelter Program.

4.	Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps to improve our due diligence process and to gather additional information which will assist us in determining whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

▪continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

▪established new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquiries; and

▪attempt to validate supplier responses using information collected via conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program.